Exhibit 99.3

Red White & Bloom Reports Fourth Quarter and Full Year 2020 Financial Results

- Fourth quarter 2020 adjusted sales1 CDN $28.6 million, an increase of 290% over the third quarter

- Fourth quarter 2020 revenue of CDN $15.7 million, an increase of 158% over the third quarter

- Full Year 2020 adjusted sales1 $37.8 million and Revenue at $23.3 million-

TORONTO, July 22, 2021 (GLOBE NEWSWIRE) - Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to report fourth quarter and full year 2020 financial results and is providing certain full year 2020 financial results and select subsequent events. The Company will be filing its 2020 audited financial statements and related Management's Discussion and Analysis (“MD&A”) today.

Management Commentary

Brad Rogers, CEO and Chairman stated, "We set out at the beginning of 2020 with a three-year plan for our success; our strategy was to establish a foundation for the overall company and identify the core states to operate in and a plan to scale in those states. We have set the foundation for our core states including Michigan, Illinois, Florida and California. In 2021 we look to expand through an asset light approach in other states, such as Arizona, and complete the integration of our M&A targets while gaining operational synergies from all we have accomplished over the last 18 months. For the balance of 2021 and throughout 2022, the Company will focus on the continued growth of our topline revenue and bottom-line results through expansion of our house of brands that continue to gain momentum, fortification of our vertically integrated businesses, and the synergies from our M&A success.”

Adding “RWB had a transformative year in 2020 with the closing of two significant acquisitions, the completion of our go public transaction and the establishment of our first THC operations and brands. We raised well over US$100 million to support our expansion and operations and exited the year with wind at our backs. I would like to thank our team for a tremendous year as well as their individual and team accomplishments. I would also like to thank MGO, our auditors, for their efforts to get the audit complete after the unfortunate circumstances at MNP that that led to the requirement to change auditors for the Company in midstream. Our first quarter results will be released next week and we will hold our investor conference call as per the details below.”

Certain highlights for 2020 and subsequent to the year end:

•Adjusted Sales1 for the Company which excludes RWB Michigan, RWB Florida and RWB Illinois, for the full year 2020 was approximately $37.8 million driven primarily by the Platinum Vape (“PV”) acquisition (the Company recognizes revenue from California and MAG in its entirety and only packaging revenue from Michigan);

•RWB closed on the acquisition of PV, which is licensed in the State of California and has products being sold in Michigan and Oklahoma with agreements in place to expand to Arizona though a partnership with an MSO;

•RWB closed on the acquisition of Mid-American Growers, owners of 3.6 million square foot glass greenhouse in the State of Illinois. The Company has since entered into a definitive agreement to purchase one of only 21 cannabis licenses and operations in Illinois, for consideration of approximately US$45 million;

•RWB has funded US$75 million to PharmaCo, a Michigan based licensed operator that has acquired 18 provisioning centers (dispensaries) and multiple cultivation centers. PharmaCo sales in 2020 were approximately CDN $70 million with 8 stores operating as of the end of 2020;

•The Company has raised in excess of US$110 million, in both debt and equity since January 1, 2020 and has cash on hand of approximately CDN$41 million as of July 2, 2021;

•The Company has completed, or has definitive agreements for, the acquisition of THC licensed entities in Michigan, Illinois, Florida, California, and Massachusetts;

•Total consideration for completed and pending mergers and acquisitions exceeds US$250 million;

•Once all acquisitions are closed, RWB, and RWB brands will be available in 6 of the top 10 states in the US, measured by cannabis revenue, with sales in 2020 exceeding $8.8B.

Financial Results for the Fourth Quarter and Full Year 2020

Adjusted Sales for the full year 2020 were $37.8 million. Adjusted Sales is not an IFRS measure (see footnote at bottom of this press release) and includes PV branded product sales in both Michigan and California and revenue from MAG.

Revenue in the fourth quarter of 2020 ("Q4 2020") increased 158% to $15.7million, compared to $6.1 million in the third quarter of 2020 (“Q3 2020”). For the full year 2020, revenue increased to $23.3 million, compared to nil in 2019. For the fourth quarter 2020, the increase in revenue was primarily driven by the reporting of the first full quarter post-closing of the PV acquisition.

Gross profit for the full year 2020 was $13.35 million, or 57% of revenue compared to Nil in 2019.

During the year ended December 31, 2020, the Company incurred a net loss of $18.6 million vs $12.5 million in 2019. The increase in net loss of $6.1 million was mainly attributable to the net effect of a number of non-cash items, including an increase of $15.3 million in depreciation and amortization, a one-time listing expense of $31.7 million, a $9.8 million provision in G&A for a possible contingent earn-out payable and an offset in part by a gain of $53.6 million on the revaluation of the Company’s put/call agreement with PharmaCo.

1Adjusted Sales is a financial measure that is not determined or defined in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").  Adjusted sales include PV actual wholesale sales currently done through a third party in Michigan under license.

Conference Call and Webcast Information

Management will host a conference call and audio webcast on Tuesday, July 27th, 2021 at 4:30 PM ET to give a brief overview of the Company's 2020 and Q1 2021 operating results and 2021 outlook with a Q&A at the end.

The dial-in numbers for the conference call are +1 (877)-705-6006 (toll-free) and +1(201)-689-8557 (international). The link to the online webcast is: https://78449.themediaframe.com/dataconf/productusers/rwblm/mediaframe/46142/indexl.html

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.